Exhibit 99.1

FOR IMMEDIATE RELEASE

Shopify Announces Leadership Changes

Kaz Nejatian Promoted to Chief Operating Officer Succeeding Toby Shannan, Who Will Transition to Special Advisor and Board Member

Jeff Hoffmeister Appointed Chief Financial Officer Succeeding Amy Shapero, Who Will Step Down Following Third Quarter Earnings Report

Internet, Everywhere - September 8, 2022 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, today announced the following leadership changes:

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Kaz Nejatian, Vice President of Product, has been promoted to Chief Operating Officer, effective immediately. Nejatian succeeds Toby Shannan, who is retiring from his role at the company and is expected to join Shopify’s Board of Directors, effective January 1, 2023. Shannan will serve as a special advisor through the end of the year. Nejatian will remain VP of Product while undertaking his new role.

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Jeff Hoffmeister, CPA, has been appointed Chief Financial Officer. He succeeds Amy Shapero, who is stepping down following the company’s third quarter 2022 earnings announcement on October 27, 2022. Hoffmeister will join Shopify from Morgan Stanley, where he spent over two decades in its Technology Investment Banking group.

“Kaz is the right person to succeed Toby Shannan in the Chief Operating Officer role,” said Tobi Lütke, Founder & CEO of Shopify. “Kaz is an innovative and strategic product leader who knows first hand what it means to make commerce better for everyone, which positions him ideally for this role. I would also like to thank Toby for his invaluable leadership and commitment to Shopify over the last decade. We look forward to continuing to benefit from his guidance as he transitions into his new role of special advisor and then Board member in 2023.”

Lütke continued, “As we position Shopify for the future, the addition of Jeff to our leadership team will continue to strengthen our ability to deliver value for our merchants, partners and investors. We are fortunate to benefit from his more than 20 years of investment banking experience in the technology sector, and his keen vision of the future of the industry.”

“On behalf of everyone at Shopify, I want to thank Amy for her significant contributions to our company. Over the past five years, Amy has been an important partner in helping to advance our strategy. Her financial expertise, steady hand, and deep connection to our company’s mission were invaluable as we scaled our finance function during a period of rapid growth for Shopify. We wish her the best in the next phase of her career, and are grateful for her partnership in ensuring a smooth and orderly succession,” Lütke said.

Nejatian said, “It’s a thrill to take on the role of Chief Operating Officer, where I look forward to ensuring our product-led ethos is front and center in all we do. Our merchants are at the center of everything we do at Shopify, and helping them run their businesses and reach their goals in today’s dynamic market is more important than ever. There are so many opportunities ahead for our organization and I look forward to continuing to work closely with our talented team as Shopify’s VP of Product and COO.”

“I am honored to join Shopify as CFO at such an important time in the Company’s history,” Hoffmeister said. “Having served as a trusted advisor to Shopify for many years, including leading its IPO, I look forward to leveraging my deep industry experience and working closely with Tobi and the rest of Shopify’s talented team to strengthen the Company’s global leadership position and advance its mission of making commerce better for everyone.”

“I am deeply honored to have served as Shopify’s CFO and proud of the progress we’ve made, the team we built and the massive scaling we achieved together,” said Shapero. “Since 2018, I’ve watched Shopify grow into an international and world-class organization serving millions of merchants in more than 175 countries, and it has been a career highlight to be a part of this amazing story. Shopify continues to have a massive opportunity in front of it, and I look forward to watching the company’s continued success under Jeff’s leadership, long into the future.”

About Kaz Nejatian

As the Vice President of Product, Kaz Nejatian leads a cross-functional team that develops and delivers tools for entrepreneurs to supercharge their growth on Shopify. These products give independent merchants access to commerce innovations that have historically only been available to big businesses – think financial tools like Shopify Capital and Shopify Balance, integrations with the largest social platforms in the world, the internet’s most powerful checkout in Shop Pay, Shopify Point of Sale, and much more.

Kaz’s role at Shopify is the culmination of lifetime interests in entrepreneurship, finance, and technology. As the son of a small business owner (fun fact: Kaz’s mother now runs her business on Shopify), Kaz was hacking credit card terminals by the age of 12. After working as a lawyer in his early career, Kaz parlayed his life interests into co-founding and serving as the CEO of Kash, a payment technology company. Kash was one of the early players in giving small businesses access to mobile payments technology for brick-and-mortar stores, and was acquired in 2017 by one of the largest fintech companies in the U.S. Kaz then served as Product Lead for Payments and Billing at Facebook, reducing the barriers for businesses in cash-dependent markets to purchase digital ads without a credit card.

Kaz is a graduate of Queen’s University’s School of Business and the University of Toronto Faculty of Law. Along with being a key player in making commerce better for everyone, he is also the proud father of three children.

About Jeff Hoffmeister

Jeff Hoffmeister is a Managing Director for Morgan Stanley in their Technology Investment Banking Group. Prior to his current role overseeing the team in New York and co-heading the Americas Tech Banking team, Jeff ran the firm’s EMEA Tech Banking practice. Prior to Morgan Stanley, Jeff held various finance, auditing and M&A roles at other companies, including PricewaterhouseCoopers.

Jeff has significant experience leading high-profile tech companies in a variety of transactions, including initial public offerings, follow-on offerings, convertible notes, equity and debt financings and M&A transactions. Notably, Jeff helped lead IPOs for dozens of companies, including Shopify.

He graduated from Georgetown University with a Bachelor of Science in Business Administration and has a Master in Business Administration from the University of Virginia Darden School of Business. He also holds a license as a certified public accountant (CPA).

About Shopify

Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.shopify.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. Words such as “expect”, “continue”, “will”, “plan”, and “intend” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to risk factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

The forward-looking statements contained in this press release represent Shopify’s expectations as of the date of this post, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact

INVESTORS:
IR@shopify.com

MEDIA:
press@shopify.com